LIBERTY STAR URANIUM & METALS CORP.
3024 E Fort Lowell Road
Tucson, AZ 85716-1572
United States of America

August 3, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention: H. Roger Schwall
Assistant Director

Dear Sirs:

Re: Liberty Star Uranium & Metals Corp.
Registration Statement on Form SB-2
Filed June 25, 2007
File No. 333-144021

     Thank you for your letter of July 19, 2007 with respect to Form SB-2 filed by Liberty Star Uranium & Metals Corp. (the “Company”) on June 25, 2007. Please find our responses to you comments below.

     As appropriate, we have amended our registration statement in response to these comments. We have provided you with marked copies of the amendment to expedite your review. We understand that you may have additional comments after reviewing our amendment and responses to your comments.

General

1. We understand that you may issue in a separate letter any comments relating to the confidential treatment request we submitted. We understand that, depending on the nature of the comments, we may be required to revise the related disclosure in the prospectus and to refile the exhibit to reflect any changes to the request. We also understand that you will not be in a position to consider a request for accelerated effectiveness of the Form SB-2 until all outstanding issues, including any relating to the request for confidential treatment, have been resolved.

2. We have now included on pages 3 and 54 of our prospectus, a description of the total dollar value of the securities underlying the convertible note that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the convertible note, May 11, 2007).

3. We have now included in the prospectus, in the section entitled “Description Of Unsecured Convertible Promissory Notes” beginning on page 54, tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that we have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments.) We have also provided footnote disclosure of the terms of each such payment.

The new disclosure reads as follows:

Name of Selling Security Holder and Position, Office or Material Relationship with Liberty Star	Interest Payments To Be Paid(1) ($)	Broker Fee Paid(2) ($)	Due Diligence Fee Paid (3) ($)	Potential Default Interest Payments(4) ($)	Potential Liquidated Damages(5) ($)	Potential Buy-In Payments (6) ($)
Alpha Capital Anstalt	$71,500	-	-	$28,438	$11,100	$55,500
Harborview Master Fund LP	55,000	-	-	21,875	8,538	42,692
Platinum Partners Long Term Growth VI	82,500	-	-	32,813	12,808	64,038
Chestnut Ridge Partners LP	27,500	-	-	10,938	4,269	21,346
Bridgepointe Master Fund, Ltd.	99,000	-	-	39,375	15,369	76,846
Brio Capital LP	16,500	-	-	6,563	2,562	12,808
Double U Master Fund LP	22,000	-	-	8,750	3,415	17,077
Iroquois Master Fund Ltd.	27,500	-	-	10,938	4,269	21,346
Enable Growth Partners LP	70,125	-	-	27,891	10,887	54,433
Enable Opportunity Partners LP	12,375	-	-	4,922	1,921	9,606
Hunter Wise Securities LLC	-	$308,000	-	-	-	-
Libra Finance S.A.	-	-	$66,000	-	-	-

Total	$484,000	$308,000	$66,000	$192,503	$75,138	$375,692

(1)

Interest payments calculated at an interest rate of 8% per annum accruing from the date of the Unsecured Convertible Promissory Notes and paid monthly beginning February 11, 2008 through May 11, 2009 with fixed principal payments of one-sixteenth of the outstanding principal balance.

(2)

Broker’s cash fee of 7% of the total purchase price of the Unsecured Convertible Promissory Notes. The Broker’s cash fee was paid out of the gross proceeds received from the Unsecured Convertible Promissory Notes. The broker was also issued warrants at a rate of 5 Class A whole share purchase warrants for each 100 Class A whole share purchase warrants issued in connection with the Unsecured

Convertible Promissory Notes. The purchase warrants have an exercise price of $0.75 per share and are exercisable until May 11, 2012.

(3)	The due diligence fee was paid out of the gross proceeds received from the Unsecured Convertible Promissory Notes.

(4)

Following the occurrence of an event of default that is not cured within 20 days, the Unsecured Convertible Promissory Notes will bear an interest rate of 15% per annum beginning from the date of such occurrence through the maturity date. Calculation of potential default interest payments assumes that an event of default occurs on the first repayment date and the amount reported represents the amount that would be paid in addition to the regular interest payments reported in this table.

(5)

In the event that a delay in delivery of conversion shares occurs, as defined in the subscription agreement and Unsecured Convertible Promissory Note, the Company agrees to pay liquidated damages of $100 per business day for each $10,000 of purchase price of shares subject to the delivery default. Calculation of potential liquidated damages assumes that delivery of shares will be delayed 1 business day on each repayment date and shares will be issued at a fixed conversion price of $0.65 per share.

(6)

In the event that the Company fails to deliver shares issuable under the Unsecured Convertible Promissory Notes within 7 business dates of the Delivery Date and the selling security holder purchases shares of common stock of the Company in an open market, then the Company shall pay in cash to the selling security holder the amount by which the selling security holders’ total purchase price including brokers commissions exceeds the aggregate purchase price of the shares issuable together with interest at 15% per annum. Calculation of potential buy-in payments assumes that the selling security holders purchase their total shares in the market for $0.05 per share more than the conversion price.

The proceeds to us from the sale of the Unsecured Convertible Promissory Notes, net after legal fees and broker fees were deducted, was $4,010,237. If the registration statement is declared effective by September 28, 2007 and there are no events of default, the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the Unsecured Convertible Promissory Notes is as follows:

$ 341,000 in payments not including payments of principal
1,100,000 in payments of principal
$1,441,000 Total

If the registration statement is not declared effective by September 28, 2007 and there are events of default, the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the Unsecured Convertible Promissory Notes would be as follows:

$ 200,390 in potential default interest payments, liquidated damages and buy-in payments
341,000 in payments not including payments of principal
1,100,000 in payments of principal
1,641,390 Total

4. The following table, which we have now included in the prospectus, shows details relating to the securities underlying the Unsecured Convertible Promissory Notes.

Name of Selling Security Holder and Position, Office or	Market Price Per Share May 11, 2007	Conversion Price Per Share May 11, 2007(1)	Total Possible Shares Underlying the Convertible	Combined Market Price of the Total Possible Shares Underlying	Combined Conversion Price of the Total Possible Shares	Total Possible Discount to the Market Price on the Date of

Material Relationship with Liberty Star			Note(2)	the Convertible Note	Underlying the Convertible Note	Sale of the Convertible Note
Alpha Capital Anstalt	$0.50	$0.45	1,444,444	$722,222	$650,000	$72,222
Harborview Master Fund LP	$0.50	$0.45	1,111,111	555,556	500,000	55,556
Platinum Partners Long Term Growth VI	$0.50	$0.45	1,666,667	833,333	750,000	83,333
Chestnut Ridge Partners LP	$0.50	$0.45	555,556	277,778	250,000	27,778
Bridgepointe Master Fund, Ltd.	$0.50	$0.45	2,000,000	1,000,000	900,000	100,000
Brio Capital LP	$0.50	$0.45	333,333	166,667	150,000	16,667
Double U Master Fund LP	$0.50	$0.45	444,444	222,222	200,000	22,222
Iroquois Master Fund Ltd.	$0.50	$0.45	555,556	277,778	250,000	27,778
Enable Growth Partners LP	$0.50	$0.45	1,416,667	708,333	637,500	70,833
Enable Opportunity Partners LP	$0.50	$0.45	250,000	125,000	112,500	12,500

Total			9,777,778	$4,888,889	$4,400,000	$488,889

(1)

The conversion price per share is the lessor of the fixed price of $0.65 per share or a variable price of 85% of the volume weighted average price (VWAP) as quoted by Bloomberg LP for the 10 trading dates prior to the repayment date, but cannot be less than $0.45 per share. The VWAP for the 10 trading dates prior to May 11, 2006 was $0.5338. The conversion price of $0.45 per share was utilized in this calculation.

(2)	Total possible shares underlying the convertible note assumes no interest payments and complete conversion through the term of the note and a conversion price of $0.45 per share.

5. Please find below, the tabular disclosure requested in your comment #5. We have not included this information in the prospectus.

Name of Selling Security Holder and Position, Office or	Market Price Per Share May 11, 2007	Exercise Price Per Share May 11, 2007(1)	Total Possible Shares Underlying the Warrants(2)	Combined Market Price of the Total Possible Shares Underlying	Combined Conversion Price of the Total Possible Shares	Total Possible Discount to the Market Price on the Date of

Material Relationship with Liberty Star				the Warrants	Underlying the Warrants	Sale of the Warrants
Alpha Capital Anstalt	$0.50	$0.75	1,000,000	$500,000	$750,000	$-
Harborview Master Fund LP	$0.50	$0.75	769,231	384,616	576,923	-
Platinum Partners Long Term Growth VI	$0.50	$0.75	1,153,846	576,923	865,385	-
Chestnut Ridge Partners LP	$0.50	$0.75	384,615	192,308	288,461	-
Bridgepointe Master Fund, Ltd.	$0.50	$0.75	1,384,615	692,308	1,038,461	-
Brio Capital LP	$0.50	$0.75	230,769	115,385	173,077	-
Double U Master Fund LP	$0.50	$0.75	307,692	153,846	230,769	-
Iroquois Master Fund Ltd.	$0.50	$0.75	384,615	192,308	288,461	-
Enable Growth Partners LP	$0.50	$0.75	980,769	490,385	735,577	-
Enable Opportunity Partners LP	$0.50	$0.75	173,076	86,538	129,807	-
Hunter Wise Securities LLC	$0.50	$0.75	338,461	169,231	253,846	-

Total			7,107,689	$3,553,848	$5,330,767	$-

(1)

The exercise price per share of $0.75 per share will be lowered in the event the Company issues shares, convertible debt, warrants or options at an exercise price lower than $0.75 per share while the warrants are still in effect. The exercise price will be reduced to such other lower price.

6. Please find below, the tabular disclosure requested in your comment #6. We have not included this information in the prospectus.

Name of Selling Security Holder and Position, Office or Material	Total Gross Proceeds Paid or Payable on Sale of Notes and	Payments Made or That May Be Required to be Made by the Issuer	Net Proceeds to the Issuer ($)	Total Possible Profit to be Made as a result of Conversion	Total Payments and Possible Profit resulting	Total Payments and Possible Profit resulting

Relationship with Liberty Star	Exercise of Purchase Warrants (1) $	(2) $		Discounts ($)	from Conversion Discounts as a % of Net Proceeds (%)	from Conversion Discounts as a % of Net Proceeds averaged over life of Notes (%)
Alpha Capital Anstalt	$1,400,000	$166,538	$1,233,462	$72,222	19%	1%
Harborview Master Fund LP	1,076,923	128,106	948,817	55,556	19%	1%
Platinum Partners Long Term Growth VI	1,615,385	192,159	1,423,226	83,333	19%	1%
Chestnut Ridge Partners LP	538,461	64,053	474,408	27,778	19%	1%
Bridgepointe Master Fund, Ltd.	1,938,461	230,590	1,707,871	100,000	19%	1%
Brio Capital LP	323,077	38,432	284,645	16,667	19%	1%
Double U Master Fund LP	430,769	51,242	379,527	22,222	19%	1%
Iroquois Master Fund Ltd.	538,461	64,053	474,408	27,778	19%	1%
Enable Growth Partners LP	1,373,077	163,335	1,209,742	70,833	19%	1%
Enable Opportunity Partners LP	242,307	28,824	213,483	12,500	19%	1%
Hunter Wise Securities LLC	253,846	308,000	(54,154)	-	(569%)	(24%)
Libra Finance S.A.	-	66,000	(66,000)	-	(100%)	(4%)

Total	$9,730,767	$1,501,334	$8,229,433	$488,889	24%	1%

(1)

Calculated using gross proceeds on the sale of Unsecured Convertible Promissory Notes plus potential gross proceeds on the exercise of whole share purchase warrants at an exercise price of $0.75 per share.

(2)

Includes interest payable on the Unsecured Convertible Promissory Notes at 8% per annum, broker fee, due diligence fee, potential default interest payments, potential liquidating damages, and potential buy-in payments.

7. Prior to the transaction described in the Form SB-2 and resulting in the securities to be registered in that form, there were no prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

8. The table below shows the following:

     There were no shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

     Prior to the convertible note transaction, there were no shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

     Prior to the convertible note transaction, there were no shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

     Prior to the convertible note transaction, there were no shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

     Prior to the convertible note transaction, there were no shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

We have not included this information in the prospectus.

Name of Selling Security Holder and Position, Office or Material Relationship with Liberty Star	Shares Registered for Resale in Prior Registration Statements (1)	Shares Registered for Resale That Continue To Be Held	Shares Registered for Resale That Have Been Sold	Shares Registered for Resale from Unsecured Convertible Promissory Notes Sold May 11, 2007
Alpha Capital Anstalt	-	-	-	1,643,131
Harborview Master Fund LP	-	-	-	1,263,947
Platinum Partners Long Term Growth VI	-	-	-	1,895,919
Chestnut Ridge Partners LP	-	-	-	631,974
Bridgepointe Master Fund, Ltd.	-	-	-	2,275,104
Brio Capital LP	-	-	-	379,184
Double U Master Fund LP	-	-	-	505,579
Iroquois Master Fund Ltd.	-	-	-	631,973
Enable Growth Partners LP	-	-	-	1,611,532
Enable Opportunity Partners LP	-	-	-	284,388
Hunter Wise Securities LLC	-	-	-	-

Total	-	-	-	11,122,731

(1)

On May 11, 2007 there were 42,869,868 common shares issued and outstanding prior to the sale of the Unsecured Convertible Promissory Notes. All of these shares were held by persons other than the selling shareholders, affiliates of the Company, and affiliates of the selling shareholders.

9. We intend, and have a reasonable basis to believe, that we will have the financial ability to make all payments on the overlying securities.

     Based on information obtained from the selling shareholders, Alpha Capital Anstalt, Double U Master Fund LP, Brio Capital LP, Platinum Partners Long Term Growth VI, Harborview Master Fund LP and Chestnut Ridge Partners LP do not have a short position in our common stock.

     Enable Growth Partners LP and Enable Opportunity Partners LP have informed us that in the ordinary course of business in trading securities positions, they may enter into short sales. However, they have informed us that they do not enter into such short sales while in possession of any material, non-public information. Enable Growth Partners LP and Enable Opportunity Partners LP has stated their acknowledgement of the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual.

     Iroquois Master Fund Ltd (“IMF”) has advised us that they may, from time to time, enter into short sales in the ordinary course of their business of investing in and trading securities. IMF has further advised us that it is aware of and adheres to the position of the Staff of the Commission set forth in Item A.65 of the SEC Telephone Interpretations Manual. However, IMF has also advised the Company that it considers their trading information confidential and proprietary and consequently does not disclose such information except to the extent required by law. IMF has stated to us that no inference should be made based on this response that IMF does or does not have a short position in the our common stock.

10. Other than those directly related to the sale of the Unsecured Convertible Promissory Notes and disclosed in this prospectus, there have been no relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

     The rights and obligations of the parties in connection with the sale of the convertible notes is now included in the prospectus in the section entitled “Description Of Unsecured Convertible Promissory Notes”, beginning on page 54.

     It is our view that the requested description of the relationships and arrangements between and among those parties already is now presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

11. We determined the number of shares we seek to register in connection with the registration statement through the provisions addressing registration in the applicable subscription agreement. The subscription agreement provides that we should register 120% of the number of shares that may be issued through conversion of the Unsecured Convertible Promissory Notes and 100% of the number of shares that may be issued through the exercise of the Warrants but only to the maximum of the registration limitations imposed by the SEC pursuant to Rule 415 of the 1933 Act and not less than ten million shares of Common Stock. Using these restrictions, we calculated the underlying shares that should be registered for each Selling Shareholder in proportion to the amount each one invested in the Unsecured Convertible Promissory Notes.

     We have ensured that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

12. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, we have disclosed the natural person or persons who exercise the sole or shared right to vote or to dispose of the shares to be offered by that shareholder. The new disclosure reads as follows:

Konrad Ackerman exercises the sole right to vote or dispose of the shares to be offered by Alpha Capital Anstalt.

Richard Rosenblum and David Stefansky exercise the shared right to vote or dispose of the shares to be offered by Harborview Master Fund LP.

Mr. Mark Nordlicht exercises the sole right to vote or dispose of the shares to be offered by Platinum Long Term Growth VI.

Kenneth Pasternak exercises the sole right to vote or dispose of the shares to be offered by Chestnut Ridge Partners, LP.

Eric S. Swartz exercises the sole right to vote or dispose of the shares to be offered by Bridgepointe Master Fund, Ltd.

Shaye Hirsch exercises the sole right to vote or dispose of the shares to be offered by Brio Capital LP.

Isaac Winehouse exercises the sole right to vote or dispose of the shares to be offered by Double U Master Fund L.P.

Joshua Silverman exercises the sole right to vote or dispose of the shares to be offered by Iroquois Master Fund Ltd.

Mitch Levine exercises the sole right to vote or dispose of the shares to be offered by Enable Growth Partners LP and Enable Opportunity Partners LP.

Management's Discussion and Analysis and Plan of Operation, page 26

Liquidity and Capital Resources, page 30

13. We have expanded our disclosure to describe our rights under the Standby Agreement and all other material terms of the agreement. The disclosure now reads as follows:

On March 8, 2006, we entered into a Standby Equity Distribution Agreement entered into with Cornell Capital Partners, LP, As a condition to our May 2007 financing, we have agreed not to exercise any of our rights that would cause or allow Cornell to purchase any Common Stock or other equity of the Company unless approved in writing by each holder of the warrants issued through our May 2007 financing. The warrants expire on May 11, 2012.

The Standby Equity Distribution Agreement provides that we may, at our discretion, periodically issue and sell to Cornell Capital Partners shares of our common stock for a total purchase price of $10,000,000 until June 14, 2008.

Pursuant to the agreements related to our May 2007 financing, we could only issue further shares under the Standby Agreement if all of the Warrants issued in the May 2007 financing are exercised before June 14, 2008 or all of the holders of the Warrants issued in the May 2007 financing agree in writing that we issue further securities under the Standby Agreement. It is unlikely that either of these events will happen. We do not intend to issue any further shares under the Standby Agreement.

We registered 10,265,487 shares underlying the Standby Agreement, of which 256,637 shares were issued to Cornell Capital Partners, L.P. as a commitment fee. Also in connection with the Standby Agreement, we issued 8,850 shares to Newbridge Securities Corp. as a placement agent fee. Our registration statement that registered the 10,265,487 shares went effective on June 14, 2006. We issued 5,596,561 common shares under the Standby Agreement: 5,331,074 shares were sold to Cornell Capital Partners and 265,487 shares were issued as fees, as described above.

Although we do not intend to issue any further shares under the Standby Agreement, the following is a description of the material terms of that agreement:

  Pursuant to the Standby Agreement, we may periodically sell shares of common stock to Cornell Capital Partners to raise capital to fund our capital needs. The periodic sale of shares is known as an advance.

  The amount of each advance is subject to a maximum advance amount of $300,000

  For each advance, Cornell Capital Partners would pay us 96% of, or a 4% discount to, the lowest volume weighted average price of the common stock during the five (5) consecutive trading days immediately following the notice date. In addition, 5% of each advance would be paid to Cornell Capital Partners as a commitment fee, for a total effective discount of approximately 9%.

  With each advance, we would also pay $500 to Yorkville Advisors, LLC an affiliate of Cornell Capital Partners, as a structuring fee.

For more information about the Standby Equity Distribution Agreement, please see the Standby Equity Distribution Agreement, which is attached as an exhibit to the registration statement on Form SB-2 that we filed with the SEC on March 23, 2006.

     If you would like to discuss our responses during your review, please contact our attorneys Bernard Pinsky, at 604.643.3153, or Kari Richardson, at 604.891.7730. We look forward to your response.

Yours truly,

/s/ Liberty Star Uranium & Metals Corp.
LIBERTY STAR URANIUM & METALS CORP.
Encl.
cc:	Clark Wilson LLP
attn: K. Richardson
(fax) 604.687.6314